UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D/A
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)


                                Score One, Inc.
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                               (Name of Issuer)


                        Common Stock, par value $0.001
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                        (Title of Class of Securities)


                                  80917T 20 9
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                                (CUSIP Number)


    Tammy Gehring, 3434 East 7800 South, #237, Salt Lake City, Utah 84121
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    (Name, address and telephone number of person authorized to receive notices and communications)


                                 April 9, 2000
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            (Date of Event which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box (    ).

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     Potential persons who are respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
                                                                PAGE 1 OF 6
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                                                                PAGE 2 OF 6

                                  SCHEDULE 13D
CUSIP No.  80917T 20 9

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1)  NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
    PERSON

     Ken Kurtz
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2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (A)  (  )
                                                               (B)  (  )

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3)  SEC USE ONLY


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4)  SOURCE OF FUNDS

     OO   Other
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5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e).    (    )

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6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States citizen
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                         7)  SOLE VOTING POWER
NUMBER OF                                         24,925 shares
SHARES                   --------------------------------------------------
BENEFICIALLY             8)  SHARED VOTING POWER
OWNED BY                                          -0- shares
EACH                     --------------------------------------------------
REPORTING                9)  SOLE DISPOSITIVE POWER
PERSON WITH                                       24,925 shares
                          --------------------------------------------------
                         10) SHARED DISPOSITIVE POWER
                                                  -0- shares
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11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     24,925 shares   (Indirectly owned through Park Street Investments, Inc.)
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12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( )


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13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.13%
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14)  TYPE OF REPORTING PERSON

     IN   Individual
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
                                                                PAGE 3 OF 6

                                  SCHEDULE 13D
CUSIP No.  80917T 20 9

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1)  NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
    PERSON

     Park Street Investments, Inc.
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2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (A)  (  )
                                                               (B)  (  )

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3)  SEC USE ONLY


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4)  SOURCE OF FUNDS

     OO   Other
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5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e).    (    )

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6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    A corporation organized under the laws of the State of Utah.
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                         7)  SOLE VOTING POWER
NUMBER OF                                         24,925 shares
SHARES                   --------------------------------------------------
BENEFICIALLY             8)  SHARED VOTING POWER
OWNED BY                                          -0- shares
EACH                     --------------------------------------------------
REPORTING                9)  SOLE DISPOSITIVE POWER
PERSON WITH                                       24,925 shares
                          --------------------------------------------------
                         10) SHARED DISPOSITIVE POWER
                                                  -0- shares
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11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     24,925 shares   (Directly owned)
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12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( )


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13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.13%
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14)  TYPE OF REPORTING PERSON

    CO    Corporation
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
                                                                PAGE 4 OF 6

Item 1.   Security and Issuer

This statement relates to common stock, par value $0.001 ("Common Stock"), of Score One, Inc., a Nevada corporation, with former principal executive offices at 2133 East 9400 South, Suite 151, Sandy, Utah 84093 (the "Issuer" or "Company").


Item 2.   Identity and Background

(a) This statement is filed by Ken Kurtz, an individual, and Park Street Investments, Inc., a Utah corporation ("Park Street"). Park Street and Mr. Kurtz are collectively referred to herein as the "Reporting Persons."

(b) The business address of the Reporting Persons is 3434 East 7800 South, #237, Salt Lake City, Utah 84121.

(c) The principal occupation of Ken Kurtz is a private investor and consultant. Mr. Kurtz is also the president and sole shareholder of Park Street. The principal business of Park Street is providing financial and business consulting.

(d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, the Reporting Persons were not party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Ken Kurtz is a United States citizen. Park Street is a Utah corporation.


Item 3.   Source and Amount of Funds or Other Consideration

On June 12, 1996, Park Street received 20,000 shares of restricted common stock, $0.001 par value, (the "Shares") of the Issuer for services rendered in connection with the formation of the Company.

On March 26, 1999, the Issuer effected a 100-for-one forward stock split on its issued and outstanding common stock. All fractional shares were to be rounded up to the nearest whole share. The 20,000 Shares originally issued to Park Street became 2,000,000 Shares after the 100-for-one forward split.

On March 14, 2000, the Issuer effected a 1.65-for-one forward stock split on both its authorized and issued and outstanding common stock. All fractional shares were to be rounded up to the nearest whole share. The 2,000,000 Shares held by Park Street became 3,300,000 Shares after the 1.65-for-one forward split. The Company's authorized Shares became 41,250,000 shares instead of 25,000,000 Shares after the 1.65-for-one forward split.

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                                                                PAGE 5 OF 6

On March 20, 2000, Park Street made a gift of 1,346,300 Shares of the Company to 14 parties. Neither Ken Kurtz nor Park Street received any consideration for the gifted Shares. These gifts were made without any rights of rescission, and without any repurchase or option agreements.

On March 28, 2000, Park Street sold 1,928,775 Shares of the Company to one party. The sale was for valid consideration of $250,000.


Item 4.     Purpose of Transaction

The Reporting Persons acquired the Shares of Score One, Inc. as consideration for services rendered in the formation of the Company. At this time, they have no intention of acquiring additional shares of the Score One, Inc. reported herein, although they reserves the right to make additional purchases from time to time. Any decision to make such additional purchases will depend, however, on various factors, including, without limitation, the price of the common stock, stock market conditions and the business prospects of the Company reported herein. The Reporting Persons have no present intention or arrangements or understandings to effect any of the transactions listed in
Item 4(a)-(j) of Schedule 13D.


Item 5.     Interest in Securities of the Issuer

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the cover pages.

(b) The powers each person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the cover page.

(c) There were no transactions in the class of securities reported on that were effected during the last sixty days aside from those discussed herein.

(d) No person aside from the Reporting Persons listed herein has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)  Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder's fees, joint ventures, loan or option agreements, puts and calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.     Material to Be Filed as Exhibits.

None.

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                                                                PAGE 6 OF 6

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Ken Kurtz                          Park Street Investments, Inc.


 /s/ Ken Kurtz                      /s/ Ken Kurtz
-----------------------------       -----------------------------
Ken Kurtz, an individual           Ken Kurtz, President

Dated: April 3, 2000


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U. S.C. 1061).